UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM 12b-25

                           NOTIFICATION OF LATE FILING

   (Check one): |_| Form 10-K |_| Form 20-F |_| Form 11-K
                |X| Form 10-Q |_| Form 10-D |_| Form N-SAR |_| Form N-CSR

                    For Period Ended: November 30, 2008

                    |_| Transition Report on Form 10-K
                    |_| Transition Report on Form 20-F
                    |_| Transition Report on Form 11-K
                    |_| Transition Report on Form 10-Q
                    |_| Transition Report on Form N-SAR
                        For the Transition Period Ended:
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    Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:
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PART I - REGISTRANT INFORMATION
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Emtec, Inc.
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Former Name if Applicable
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525 Lincoln Drive, 5 Greentree Center, Suite 117
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Marlton, New Jersey, 08053
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

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PART II - RULES 12b-25(b) AND (c)
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If the subject report could not be filed without unreasonable effort or expense
and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate) |X|

     (a) The reasons described in detail in Part III of this form could not be eliminated without unreasonable effort or expense;

     (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

     (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.


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PART III - NARRATIVE
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State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

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The Registrant has been unable to complete its Form 10-Q for the quarter ended
November 30, 2008 within the prescribed time because of delays in completing its unaudited financial statements and its management discussion and analysis. Such delays are primarily due to the Registrant's management's dedication of time to other business matters, including the integration of the recent acquisitions of eBusiness Application Solutions, Inc. and Aveeva, Inc. This has taken a significant amount of management's time away from the preparation of the Form 10-Q and delayed the preparation of the unaudited financial statements for quarter ended November 30, 2008. It is anticipated that the Form 10-Q, along with the unaudited financial statements, will be filed on or before the 5th calendar day following the prescribed due date of the Registrant's Form 10-Q.

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PART IV - OTHER INFORMATION
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(1)  Name and telephone number of person to contact in regard to this notification:

        Stephen C. Donnelly           (856) -           552-4204
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           (Name)                   (Area Code)     (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). |X| Yes |_| No


(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion hereof? |X| Yes |_| No

     If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

It is anticipated that the Registrant will report net income of approximately $1.00 million, or $0.07 per share, and total revenues of $70.02 million for the three months ended November 30, 2008, as compared to net income of $1.25 million, or $0.09 per share, and total revenues of $74.64 million for the three months ended November 30, 2007, respectively. As indicated, the Registrant has not finalized its financial statements for the quarter ended November 30, 2008 and the forgoing estimates are subject to change.

                                   Emtec, Inc.
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                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.


Date: January 15, 2009                           By: /s/ Stephen C. Donnelly
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                                                 Stephen C. Donnelly
                                                 Chief Financial Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other fully authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.